POLYMET MINING CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

July 31, 2013

PolyMet Mining Corp.
(a development stage company)
Management Discussion and Analysis
For the three and six months ended July 31, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

General

The following information, prepared as at September 10, 2013 should be read in conjunction with the condensed interim consolidated financial statements of PolyMet Mining Corp. (“PolyMet” or the “Company”) for the three and six months ended July 31, 2013 and related notes attached thereto, which are prepared in accordance with IAS 34, Interim Financial Reporting and in conjunction with the audited consolidated financial statements for the year ended January 31, 2013 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States (“US”) dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

Forward Looking Statements

This Management Discussion and Analysis (“MD&A”) contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements appear in a number of different places in this MD&A and can frequently, but not always, be identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, “projects”, “plans” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause PolyMet’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Forward-looking statements include statements regarding the outlook for the Company’s future operations, plans and timing for PolyMet’s exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The Company’s actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying the Company’s predictions.

The forward-looking statements contained in this MD&A are based on assumptions which include, but are not limited to:

  Completion of environmental review on the expected timeframe;
  Obtaining permits on a timely basis;
  Execution of prospective business plans;
  Effectively managing currency market fluctuations; and
  Complying with applicable governmental regulations and standards.

Such forward-looking statements are subject to risks, uncertainties and other factors, including those listed or incorporated by reference under “Risk Factors” in the Form 20-F. These risks, uncertainties and other factors include, but are not limited to:

  Risks related to changes in general economic and business conditions, including changes in interest rates, prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
  Risks related to changes in the resource market including prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
  Natural phenomena;
  Risk related to actions by governments and authorities including changes in government regulation;
  Uncertainties associated with legal proceedings; and
  Other factors, many of which are beyond our control.

PolyMet Mining Corp.
(a development stage company)
Management Discussion and Analysis
For the three and six months ended July 31, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

All forward-looking statements included in this MD&A are based on information available to us on the date of this MD&A. The Company expressly disclaims any obligation to update publicly, or otherwise, these statements, whether as a result of new information, future events or otherwise except to the extent required by law, rule or regulation. Readers should not place undue reliance on forward-looking statements. Readers should carefully review the cautionary statements and risk factors contained in this and all other documents that the Company files from time to time with regulatory authorities.

Cautionary note to U.S. investors: the terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this Management Discussion and Analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will be upgraded to Mineral Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

PolyMet Mining Corp.
(a development stage company)
Management Discussion and Analysis
For the three and six months ended July 31, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Description of Business and Summary of Recent Events

PolyMet is a Toronto Stock Exchange and NYSE MKT listed Issuer engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, USA which hosts copper, nickel, cobalt and platinum group metal mineralization.

The NorthMet Project covers a total of approximately 16,700 acres or 25.9 square miles comprising two areas: the NorthMet mine site totaling approximately 4,300 acres or 6.5 square miles of leased mineral rights and the Erie Plant site totaling approximately 12,400 acres or 19.4 square miles of freehold land located approximately six miles west of the mine site. The property is located in St. Louis County in the Mesabi Iron Range mining district about 60 miles north of Duluth, Minnesota. The NorthMet Project is easily accessible via state and county roads. The surfaced County Highway 666 links the plant to the town of Hoyt Lakes, itself approximately 25 miles east of Virginia, Minnesota which is located on State Highway 53. The mine site is accessible by an all-season gravel road from the plant site and a private railroad crosses the property immediately south of the deposit and runs to the plant site. The plant site is serviced by commercial railroad which connects into the US national and Trans-Canadian railroad systems, as well as a private railroad providing access to port facilities located on Lake Superior. High-voltage power lines owned by Minnesota Power supply the plant site and there is ready access to industrial electric power at the mine site.

Asset Acquisitions

On November 15, 2005 the Company, through its Minnesota subsidiary Poly Met Mining, Inc. (“PolyMet US”), completed the early exercise of PolyMet’s option with Cliffs Natural Resources, Inc. (“Cliffs”) to acquire the Erie Plant, which is located approximately 10 kilometers (6 miles) west of PolyMet’s NorthMet deposit. The plant was operated by Cliffs for many years and was acquired by Cliffs in early 2001 from LTV Steel Mining Company after its bankruptcy at which time the plant was shut down with a view to a potential restart. With minor modification, the crushing and milling circuits can be used for the NorthMet ore. The plant assets now owned by PolyMet include crushing and milling equipment, comprehensive spare parts, plant site buildings, real estate, tailings impoundments and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water, and power.

PolyMet plans to refurbish and reactivate the crushing, concentrating and tailings facilities at the Erie Plant to produce concentrates containing copper, nickel, cobalt and precious metals. The Company plans to sell separate copper and nickel concentrates prior to completion of construction and commissioning of the new hydrometallurgical metal recovery processing facilities. Once completed, the new hydrometallurgical plant will upgrade the nickel concentrates to produce a nickel-cobalt hydroxide and a precious metals precipitate.

On December 20, 2006 the Company acquired from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. This transaction also included 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres of land to the east and west of and contiguous to its existing tailing facilities.

PolyMet indemnified Cliffs for ongoing reclamation and remediation associated with the property under both transactions. In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property. This consent decree required submission of Field Study Plan Outlines and Short Term Mitigation Plans, which have been approved by the MPCA. In April 2012, long-term mitigation plans were submitted to the MPCA for its review and approval. In October 2012, a response was received from the MPCA approving plans for pilot tests of various treatment options to determine the best course of action. Although there is substantial uncertainty related to applicable water quality standards, engineering scope, and responsibility for the financial liability, the October response from the MPCA provides sufficient guidance to allow the Company to make a reliable estimate of the liability for the Long Term Mitigation Plan. The Company has included its best estimate of the liabilities related to this consent decree in its environmental rehabilitation provision as at July 31, 2013 in the amount of $31.1 million.

PolyMet Mining Corp.
(a development stage company)
Management Discussion and Analysis
For the three and six months ended July 31, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

On May 14, 2013, the Company exercised its Option to Purchase and Agreement for Development of Wetland Credit Acres with Burns Enterprises, LLC for lands located in St. Louis County, Minnesota. The transaction closed on June 19, 2013. The Company is committed to pay $0.570 million prior to February 14, 2014 for the land purchase and $0.342 million over the next several years for development of wetland credits.

Feasibility Study, Mineral Resources and Mineral Reserves

With publication of the Definitive Feasibility Study (“DFS”) in September 2006, summarized in a Technical Report under National Instrument 43-101 (“NI 43-101”), PolyMet established SEC-standard mineral reserves. Proven and probable mineral reserves were estimated at 181.7 million short tons grading 0.31% copper, 0.09% nickel and 0.01 ounces per ton ("opt") of precious metals. PolyMet filed an updated Technical Report under NI 43-101 on the NorthMet Project on January 23, 2013 which summarized the September 2006 DFS, September 2007 expansion of proven and probable mineral reserves, the May 2008 DFS Update, and February 2011 Project Improvements described below.

In September 2007, PolyMet reported an expansion in these proven and probable mineral reserves to 274.7 million short tons grading 0.28% copper, 0.08% nickel and 0.01 opt of precious metals (palladium, platinum and gold). These mineral reserves lie within measured and indicated mineral resources of 694 million tons grading 0.3% copper, 0.08% nickel and 0.01 opt of precious metals. In addition, inferred mineral resources total 230 million tons grading 0.3% copper, 0.08% nickel and 0.01 opt of precious metals.

The reserves are based on copper at $1.25 per pound, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce respectively for palladium, platinum and gold.

DFS Update
On May 20, 2008, PolyMet reported revised plans and cost estimates for construction and operating costs. The revised plans include:

  the sale of concentrate during the construction and commissioning of new metallurgical facilities resulting in a shorter pre-production construction period (12-15 months) and reduced estimates of capital costs prior to first revenues ($312 million versus $380 million);
  the new metallurgical facilities to be constructed during initial production and sales of concentrate. PolyMet anticipates that much of the additional estimated $290 million of capital costs (for total estimated project capital of $602 million) will be funded from cash flow from initial operations;
  mine plans (based on copper at $1.25 per pound) reflect the increase in reserves and decrease in stripping ratio reported on September 26, 2007, the use of 240-ton trucks, and owner versus contract mine operations; and
  an estimated $77 million of mining equipment, which was assumed to be provided by a mining contractor in the DFS, has been incorporated as an operating lease in updated operating costs.

PolyMet Mining Corp.
(a development stage company)
Management Discussion and Analysis
For the three and six months ended July 31, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Project Improvements
On February 2, 2011, the Company announced that it had simplified the proposed metallurgical process and now plans to build the Project in two phases:

  Phase I: produce and market concentrates containing copper, nickel, cobalt and precious metals; and
  Phase II: process the nickel concentrate through a single autoclave, resulting in production and sale of high grade copper concentrate, value added nickel-cobalt hydroxide, and precious metals precipitate products.

Previous plans included a second autoclave and a copper solvent extraction/electro-winning (“SX-EW”) circuit to produce copper metal along with value added nickel-cobalt hydroxide and precious metals precipitate products. The changes reflect continued metallurgical process and other project improvements as well as improved environmental controls that are being incorporated into the environmental review process. The advantages, compared with the earlier plan, include a better return on capital investment, reduced financial risk, lower energy consumption, and reduced waste disposal and emissions at site. Approximately $127 million of the total $602 million capital costs estimated in the May 2008 DFS Update will not be incurred in this revised plan.

Environmental Review and Permitting

To commence commercial production at NorthMet Project, various regulatory approvals are needed.

In October 2005, the Minnesota Department of Natural Resources (“MDNR“) published its Environmental Assessment Worksheet Decision Document establishing the MDNR as the lead state agency and the United States Army Corps of Engineers (“USACE“) as the lead federal agency (together the “Lead Agencies”) for preparation of an Environmental Impact Statement (“EIS”) for the NorthMet Project. In 2006, Lead Agencies retained Environmental Resource Management as the independent contractor (“EIS Contractor”) to prepare the EIS.

In November 2009, the Lead Agencies published the PolyMet draft EIS, which marked the start of a period for public review and comment that ended on February 3, 2010. During this period, the Lead Agencies held two public meetings and received more than 3,700 submissions containing approximately 22,000 separate comments, including an extensive comment letter from the United States Environmental Protection Agency (“EPA”) in its role as reviewer of projects that could impact the environment.

On June 25, 2010, the Lead Agencies announced that they intended to complete the EIS process by preparing a supplemental draft EIS that incorporates a proposed land exchange with the United States Forest Service (“USFS”) and expands government agency cooperation. The USFS joined the USACE as a federal co-lead agency (together, with the MDNR, the “Co-Lead Agencies”) through the completion of the EIS process. In addition, the EPA has joined the effort as a cooperating agency. The MDNR remains the state co-lead agency.

On October 13, 2010, the USACE and the USFS published a Notice of Intent to complete the supplemental draft EIS, which will:

  Supplement and supersede the draft EIS and respond to concerns identified by the EPA and other comments on the draft EIS; and
  Incorporates potential effects from the proposed land exchange between the USFS and the Company.

PolyMet Mining Corp.
(a development stage company)
Management Discussion and Analysis
For the three and six months ended July 31, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

PolyMet has undertaken an extensive review of all aspects of the NorthMet Project which has resulted in numerous improvements and reduced environmental impacts.

PolyMet partnered with GE Water & Process Technologies (“GE”) and Barr Engineering to design and operate a pilot water treatment plant using reverse osmosis membrane technology developed by GE. The reverse osmosis pilot plant has successfully treated more than two million gallons of water, demonstrating the technical and regulatory viability that will enable PolyMet to meet state and federal water quality standards.

The Company has completed engineering control designs as well as the design of and inputs to groundwater, surface water and air dispersion models to assess potential environmental impacts from the NorthMet Project. Following extensive quality assurance/quality control review by Foth Infrastructure & Environment and Barr Engineering, PolyMet delivered these results to the state regulatory agencies and the EIS Contractor for review. Following review by the Co-Lead Agencies, the preliminary supplemental draft EIS was released to the EPA and the Bois Forte, Fond du Lac, and Grand Portage tribal governments.

On August 7, 2013, the EPA issued a letter to the Co-Lead and Cooperating Agencies providing constructive recommendations for preparing the draft EIS for additional public feedback. In addition, the letter stated significant progress has been made in preparing the EIS for project approval decision-making, including:

-	“The PSDEIS, along with the additional information provided to EPA during its review, reflects significant progress in designing and clearly documenting the project.”
-

“EPA appreciates the collaborative and constructive discussions we have had with the co-lead agencies since receiving the PSDEIS. In these discussions, we have covered all of the areas where EPA had questions or comments.”

On August 23, 2013, the MDNR announced that the 1,800-page supplement draft EIS, incorporating comments and recommendations from the EPA and tribal governments, will be available for public review on November 22, 2013 when it will be published in the Federal Register. It will then be published in the Minnesota Environmental Quality Board Monitor on November 25, 2013.

Completion of the final EIS, incorporating appropriate responses to public comments, and a subsequent adequacy decision by the MDNR and Record of Decision by the federal agencies are necessary before the land exchange can occur and various permits required to construct and operate the NorthMet Project can be issued.

Prior to receipt of the permits, the Company will seek to secure production debt financing that would be available upon receipt of key permits, with construction slated to start upon receipt of permits and availability of construction finance. Construction of NorthMet is expected to be made up of four major components:

1.	Implementation of environmental safeguards;
2.	Construction of the mine and reactivation of some existing mine infrastructure;
3.	Refurbishment of the existing Erie Plant facilities and construction of new flotation facilities; and
4.	Construction of a new hydrometallurgical plant.

PolyMet Mining Corp.
(a development stage company)
Management Discussion and Analysis
For the three and six months ended July 31, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Financing Activities

The universal shelf registration on Form F-3 and short form base shelf prospectus were renewed in January 2013 for the same offering limit and covering the same securities. These documents allowed PolyMet to have the option to offer and sell, from time to time in one or more offerings, up to $500 million of its debt securities, common shares, warrants and units in the United States and Canada. Unless otherwise specified the net proceeds from the offering of the securities will be used for construction finance for our copper, nickel, precious metals development project located in Minnesota and for working capital. There were no issuances of securities under these registrations during the six months ended July 31, 2013 or the year ended January 31, 2013.

Glencore AG (“Glencore”) Financing
Since October 31, 2008 the Company and Glencore have entered into a series of financing agreements and a marketing agreement whereby Glencore committed to purchase all of the Company’s production of concentrates, metal, or intermediate products on market terms at the time of delivery, for at least the first five years of production. As part of the 2013 financing, PolyMet and Glencore entered into a Corporate Governance Agreement whereby from January 1, 2014 as long as Glencore holds 10% or more of PolyMet's shares (on a fully diluted basis) Glencore shall have the right, but not obligation to designate at least one director and not more than the number of directors proportionate to Glencore's fully diluted ownership of PolyMet, rounded down to the nearest whole number, such number to not exceed 49% of the total board. PolyMet previously appointed a senior member of Glencore's technical team to PolyMet's Technical Steering Committee.

The financing agreements comprise $25.0 million initial principal Series A-D debentures in calendar 2008 drawn in four tranches, $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches, $30.0 million placement of PolyMet common shares in calendar 2010 in three tranches, $20.0 million in calendar 2011 in one tranche, and Glencore purchased $20 million of PolyMet common shares in the 2013 Rights Offering (the “Rights Offering”). As a result of the series of financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's current ownership and ownership rights of PolyMet comprises:

  78,724,821 shares representing 28.6% of PolyMet's issued shares;

  $25.0 million initial principal floating rate secured debentures due September 30, 2014. Including capitalized interest as at July 31, 2013, these debentures are exchangeable at $1.2920 per share into 24,177,405 common shares of PolyMet upon PolyMet giving Glencore notice that it has received permits necessary to start construction of NorthMet and availability of senior construction finance in a form reasonably acceptable to Glencore or are repayable on September 30, 2014. The exercise price of the exchange warrants and the number of warrants are subject to conventional anti-dilution provisions which were triggered upon close of the Rights Offering; and

  Glencore holds warrants to purchase 6,458,001 million common shares at $1.3007 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day Value Weighted Average Price (“VWAP”) of PolyMet common shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore. The exercise price of the purchase warrants and the number of warrants are subject to conventional anti-dilution provisions which were triggered upon close of the Rights Offering.

PolyMet Mining Corp.
(a development stage company)
Management Discussion and Analysis
For the three and six months ended July 31, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 109,360,227 common shares of PolyMet, representing 35.8% on a partially diluted basis, that is, if no other options or warrants were exercised or 33.9% on a fully diluted basis.

On April 10, 2013, the Company amended its previous financing arrangement and issued a new Tranche E debenture (“Debenture”) with the principal amount of $20.0 million to Glencore and Glencore agreed to a Standby Purchase Agreement (“Standby”) related to a proposed $60.480 million Rights Offering by the Company. Under the Standby, Glencore agreed to purchase any common shares offered under the Rights Offering that were not subscribed for by holders of the rights, subject to certain conditions and limitations. The $20.0 Debenture carried a fixed interest rate of 4.721% per annum payable in cash monthly and matured on the earlier of (i) closing of the Rights Offering by the Company or (ii) May 1, 2014. The Company provided security by way of a guarantee and by the assets of the Company and its wholly-owned subsidiary. The sale of the Debenture was consummated on April 11, 2013. The Company accounted for the Debenture issued initially at fair value and subsequently at its amortized cost. Transaction costs of $103,101 relating to the Debenture were capitalized against the balance. The Debenture was repaid upon the closing of the Rights Offering on July 5, 2013.

Glencore purchased PolyMet common shares for $20.960 million in the Rights Offering, which closed on July 5, 2013.

Iron Range Resources & Rehabilitation Board ("IRRRB") Financing
On June 30, 2011, the Company closed a $4.0 million loan from the IRRRB, a development agency created by the State of Minnesota to stabilize and enhance the economy of northeastern Minnesota. At the same time, the Company exercised its options to acquire two tracts of land as part of the proposed land exchange with the USFS. The loan is secured by the land acquired, carries a fixed interest rate of 5% per annum, compounded annually, and is repayable on the earlier of June 30, 2016 or the date which the related land is exchanged with the USFS (not expected to occur within 12 months from January 31, 2013). PolyMet has issued warrants giving the IRRRB the right to purchase 400,000 shares of its common shares at $2.50 per share at any time until the earlier of June 30, 2016, the date the land is exchanged with the USFS or an alternative date as determined between the parties as the due date of the loan (“IRRRB Warrants”). Effective July 5, 2013, the Company increased the number of common shares issuable to 461,286 and reduced the exercise price to $2.1678, to reflect the dilutive effect of the 91.6 million common shares that were issued at $0.66 per share in connection with the Rights Offering.

AG for Waterfowl, LLP ("AG") Financing
On March 9, 2012, the Company acquired a secured interest in land (“AG Land”) owned by AG that is permitted for restoration to wetland. AG was subsequently acquired by Environmental Investment Partners (“EIP”) and the Company consented to the assignment of the agreement to EIP on September 7, 2012. EIP will restore the wetlands and, upon completion, wetland credits are to be issued by the proper governmental authorities. The Company plans to use the wetland credits to offset wetlands disturbed during construction and operation of the NorthMet Project. The Company holds a first mortgage on the AG Land, which will be proportionately released as wetland credits are transferred to the Company. The Company has the option to exercise five separate phases of wetland credit development. Any option not exercised by February 28, 2017 will expire and the remaining mortgage, if any, will be released. As at July 31, 2013, the Company had exercised the option on phase 1.

PolyMet Mining Corp.
(a development stage company)
Management Discussion and Analysis
For the three and six months ended July 31, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

The Company paid initial consideration of $2.0 million cash and issued 2,788,902 of the Company’s common shares valued at $3.375 million (of which 371,854 held in escrow pending completion of construction of the first phase) and a warrant to purchase 1,083,333 of the Company’s common shares at $1.50 per share at any time until December 31, 2015 as consideration for a $5.9 million mortgage to secure performance by EIP. The exercise price of the exchange warrants and the number of warrants are subject to conventional anti-dilution provisions. Effective July 5, 2013, the Company increased the number of common shares issuable to 1,249,315 and reduced the exercise price to $1.3007, to reflect the dilutive effect of the 91.6 million common shares that were issued at $0.66 per share in connection with the Rights Offering.

In addition to the initial consideration, performance commitments for phase 1 totaling $0.68 million will be due over the seven years following wetland construction completion for ongoing maintenance by AG. Performance payments totaling $1.063 million per phase for completion and maintenance of phase 2 through 5 will only be incurred if and when the Company exercises its option on those phases, and will be due over the seven years following completion of each phase. If wetland credits are issued by the proper governmental authorities before the seven-year anniversary, any unpaid amounts are due upon issuance of the wetland credits.

Rights Offering
On May 24, 2013, the Company filed the final prospectus for an offering of rights ("Rights") to holders of common shares of the Company to raise up to $60.480 million in gross proceeds (the "Rights Offering"). Every shareholder received one Right for each common share owned on June 4, 2013, the Record Date, and two Rights entitled the holder to acquire one new common share of the Company at $0.66 per share. The Rights expired on July 3, 2013.

Under the terms of a Standby Purchase Agreement, Glencore agreed to purchase any common shares not subscribed for by holders of Rights, subject to certain conditions and limitations guaranteeing a minimum of $53.0 million in gross proceeds. Because the Rights Offering was oversubscribed, Glencore did not purchase any shares under its standby commitment.

Upon the closing of the Rights Offering on July 5, 2013, the Company issued a total of 91,636,202 common shares for gross proceeds of $60.480 million. Expenses and fees relating to the Rights Offering were $2.108 million, including the $1.061 million standby commitment fee paid to Glencore, and reduced the gross proceeds recorded as share capital. The closing of the Rights Offering triggered customary anti-dilution provisions for outstanding warrants, share options, and unissued RSUs.

The key business objectives that the Company expects to accomplish with the proceeds of the Rights Offering are: (a) repayment of the Bridge Loan upon closing of the Rights Offering at a cost of $20.0 million (b) completion of the environmental review that is necessary for the issuance of permits required to construct and operate the NorthMet Project at a cost of approximately $17.0 million, (c) maintaining existing infrastructure at a cost of approximately $5.0 million, (d) completion of engineering needed to commence construction shortly after receipt of permits at a cost of approximately $10.0 million, and (e) initial procurement of long lead time equipment at a cost of approximately $10.0 million.

PolyMet Mining Corp.
(a development stage company)
Management Discussion and Analysis
For the three and six months ended July 31, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

As at July 31, 2013, approximate proceeds usage from the Rights Offering was as follows:

Purpose	Planned	Actual To Date	Variance
Cash on hand prior to closing	$ 15,000	12,986	(2,014)	(1)
Rights Offering Proceeds	60,480	60,480	-0-
Rights Offering Expenses	(1,630)	(2,108)	(478)	(2)
Repayment of Bridge Loan (principal)	(20,000)	(20,000)	-0-
Environmental Review & Permitting	(17,000)	(1,488)	15,512	(3)
Maintaining Existing Infrastructure	(5,000)	(262)	4,738	(3)
Engineering	(10,000)	(42)	9,958	(3)
Procurement of Long Lead Equipment	(10,000)	-0-	10,000	(3)
General Corporate Purposes	(11,850)	(788)	11,062	(3)

Note:

(1)	Closing on land purchase option occurred sooner than planned.
(2)	Additional expenses incurred assisting shareholders exercise their rights including clarifying eligibility to participate.
(3)	Future spending to occur in accordance with key business objectives.

Other Financings
During the six months ended July 31, 2013, the Company issued no shares (prior year period – 185,000) upon exercise of options for proceeds of $nil (prior year period - $148,000).

During the six months ended July 31, 2013, the Company also issued 74,790 shares (prior year period – 40,000) as partial payment for options to purchase land.

PolyMet Mining Corp.
(a development stage company)
Management Discussion and Analysis
For the three and six months ended July 31, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Discussion of Operations

For the three months ended July 31, 2013 compared to three months ended July 31, 2012

a) Loss for the Period:

During the three months ended July 31, 2013, the Company incurred a loss of $1.762 million ($0.01 loss per share) compared to a loss of $1.982 million ($0.01 loss per share) during the three months ended July 31, 2012. The decrease in the net loss for the period was primarily attributable to the following:

  a decrease in share-based compensation in the current year period to $0.089 million (prior year period - $1.121 million) relating to prior year board and other management changes.

These items were partially offset by the following:

  an increase in shareholder, investor, and public relations in the current year period to $0.652 million (prior year period - $0.186 million) relating to public relations campaigns in advance of SDEIS public comment period and investor relations campaigns in advance of the Rights Offering; and
  an increase in finance costs in the current year period to $0.387 million (prior year period - $0.025 million) relating to an increase in the accretion of the environmental rehabilitation provision as a result of the increased liability.

b) Cash Flows for the Period:

Cash used in operating activities in the three months ended July 31, 2013 was $0.519 million compared to cash used in the three months ended July 31, 2012 of $1.041 million. The variance in cash is primarily due to changes in non-cash working capital balances and the above noted operating variances.

Cash provided by financing activities for the three months ended July 31, 2013 was $38.429 million compared to cash provided in the three months ended July 31, 2012 of $nil. The current year period includes funding from the Rights Offering partially offset by repayment of the Glencore bridge loan.

Cash used in investing activities for the three months ended July 31, 2013 was $8.241 million compared to cash used in the three months ended July 31, 2012 of $4.072 million. The increase was primarily due to increased spending on permitting as the supplement draft EIS nears publication in the Federal Register on November 22nd and the Minnesota Environmental Quality Board Monitor on November 25th.

Total cash for the three months ended July 31, 2013 increased by $29.669 million for a balance of $48.778 million compared to the three months ended July 31, 2012 where cash decreased $5.113 million to a balance of $5.821 million.

c) Capital Expenditures for the Period:

During the three months ended July 31, 2013 the Company capitalized $3.489 million (prior year period - $8.209 million) of mineral property, plant, and equipment costs related to the NorthMet Project (draft EIS and permitting) and other fixed assets.

PolyMet Mining Corp.
(a development stage company)
Management Discussion and Analysis
For the three and six months ended July 31, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

For the six months ended July 31, 2013 compared to six months ended July 31, 2012

a) Loss for the Period:

During the six months ended July 31, 2013, the Company incurred a loss of $3.422 million ($0.02 loss per share) compared to a loss of $3.232 million ($0.02 loss per share) during the six months ended July 31, 2012. The increase in the net loss for the period was primarily attributable to the following:

  an increase in shareholder, investor, and public relations in the current year period to $1.075 million (prior year period - $0.299 million) relating to public relations campaigns in advance of SDEIS public comment period and investor relations campaigns in advance of the Rights Offering; and
  an increase in finance costs in the current year period to $0.751 million (prior year period - $0.034 million) relating to an increase in the accretion of the environmental rehabilitation provision as a result of the increased liability.

These items were partially offset by the following:

  a decrease in share-based compensation in the current year period to $0.273 million (prior year period - $1.737 million) relating to prior year board and other management changes.

b) Cash Flows for the Period:

Cash used in operating activities in the six months ended July 31, 2013 was $4.586 million compared to cash used in the six months ended July 31, 2012 of $1.545 million. The variance in cash is primarily due to changes in non-cash working capital balances and the above noted operating variances.

Cash provided by financing activities for the six months ended July 31, 2013 was $58.372 million compared to cash provided in the six months ended July 31, 2012 of $0.148 million. The current year period includes funding from the Rights Offering. The prior year period includes exercise of share options.

Cash used in investing activities for the six months ended July 31, 2013 was $13.096 million compared to cash used in the six months ended July 31, 2012 of $10.260 million. The increase was primarily due to increased spending on permitting as the supplement draft EIS nears publication in the Federal Register on November 22nd and the Minnesota Environmental Quality Board Monitor on November 25th.

Total cash for the six months ended July 31, 2013 increased by $40.690 million for a balance of $48.778 million compared to the six months ended July 31, 2012 where cash decreased $11.657 million to a balance of $5.821 million.

c) Capital Expenditures for the Period:

During the six months ended July 31, 2013 the Company capitalized $9.076 million (prior year period - $12.166 million) of mineral property, plant, and equipment costs related to the NorthMet Project (draft EIS and permitting) and other fixed assets. In addition, the Company capitalized $nil million (prior year period - $5.992 million) of wetland credit intangible costs related to wetland credit options and development agreements.

PolyMet Mining Corp.
(a development stage company)
Management Discussion and Analysis
For the three and six months ended July 31, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Summary of Quarterly Results
(All figures in Thousands of U.S. dollars except Loss per share)

Three Months Ended	July 31 2013	Apr 30 2013	Jan. 31 2013	Oct. 31 2012	July 31 2012	Apr. 30 2012	Jan. 31 2012	Oct. 31 2011
Total Revenues	-	-	-	-	-	-	-	-
General and Administrative	(1,372)	(1,307)	(1,406)	(1,261)	(1,958)	(1,283)	(704)	(520)
Other Income (Expenses)	(390)	(353)	(735)	8	(24)	33	211	474
Net Loss	(1,762)	(1,660)	(2,141)	(1,253)	(1,982)	(1,250)	(493)	(46)
Loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)

Cash provided by (used in) operating activities	(519)	(4,067)	1,377	(948)	(1,041)	(504)	(751)	(284)
Cash provided by (used in) financing activities	38,429	19,943	-	9,982	-	148	12,829	(432)
Cash used in investing activities	(8,241)	(4,855)	(4,347)	(3,797)	(4,072)	(6,188)	(1,753)	(3,623)

Financial information for all periods has been reported in accordance with IFRS as issued by the IASB.

Results fluctuate from quarter to quarter based on activity in the Company including NorthMet development and corporate activities. See additional discussion of significant items in the “Discussion of Operations” section above and as follows:

The net loss included share-based compensation expense for the quarters ended:

July 31, 2013 - $89,000	July 31, 2012 - $1,121,000
April 30, 2013 - $184,000	April 30, 2012 - $616,000
January 31, 2013 - $304,000	January 31, 2012 - $28,000
October 31, 2012 - $214,000	October 31, 2011 - $29,000

The Company recorded deferred income tax recoveries as the expiration of warrants triggered a capital gain for tax purposes which was offset by the application of tax losses carried forward resulting in a credit of $657,000 in the quarter ended October 31, 2011. There was no similar tax recoveries recorded in the other quarters.

PolyMet Mining Corp.
(a development stage company)
Management Discussion and Analysis
For the three and six months ended July 31, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Liquidity and Capital Resources

Substantially all cash and cash equivalents are held in United States currency. The Company’s cash is primarily held in deposits and bearer deposits of a major Canadian bank and does not include any exposure to asset-backed commercial paper.

As at July 31, 2013, the Company had working capital of $45.857 million compared with working capital of $2.629 million as at January 31, 2013 consisting primarily of cash and cash equivalents of $48.778 million (January 31, 2013 - $8.088 million), trade and other receivables of $1.103 million (January 31, 2013 - $0.830 million), prepaid expenses of $1.012 million (January 31, 2013 - $0.771 million), trade payables and accrued liabilities of $3.510 million (January 31, 2013 - $5.269 million) and the current portion of environmental rehabilitation provision of $1.549 million (January 31, 2013 - $1.808 million).

As at July 31, 2013, the Company has firm commitments related to the environmental review process, land options, wetland credit intangibles, consultants, and rent of approximately $3.7 million with the majority due over the next year and the remainder due over seven years.

As at July 31, 2013, the Company had non-binding commitments to maintain its mineral lease rights of $180,000 with all due in the next year.

As at July 31, 2013, the Company has obligations to issue 3,640,000 shares under the Company’s Bonus Share Plan. The Company has received shareholder approval for the Bonus Shares of Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval. To July 31, 2013, 5,240,000 shares have been issued for the achievement of Milestones 1, 2 and 3. The bonus shares allocated for Milestones 1 through 3 are valued using the Company’s closing trading price on May 28, 2004 of CDN$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders. The bonus shares allocated for Milestone 4 are valued using the Company’s closing trading price on June 17, 2008 of US$3.80 per share, the date of the approval of the bonus plan by the disinterested shareholders.

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.

PolyMet Mining Corp.
(a development stage company)
Management Discussion and Analysis
For the three and six months ended July 31, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Financial Instruments and Risk Management
The carrying values of the Company’s financial instruments are classified into the following categories:

	July 31,	January 31,
	2013	2013
Loans and Receivables (1)	$48,778	$8,088
Available-for-sale	23	17
Other loans and receivables	1,103	830
Other financial liabilities (2)	$38,860	$39,727

(1)	Includes cash and cash equivalents.
(2)	Includes trade payables and accrued liabilities, convertible debt and long term debt.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies.

Risks Arising from Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including currency), credit risk, liquidity risk, interest rate risk and investment risk. Reflecting the current stage of development of the Company’s NorthMet Project, PolyMet’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on PolyMet’s ability to execute its business plan.

Risk management is the responsibility of executive management. Material risks are identified and monitored and are discussed with the Audit Committee and the Board of Directors.

Currency Risk

The Company incurs expenditures in Canada and in the United States. The functional and reporting currency of the Company and its subsidiary is the United States dollar. Foreign exchange risk arises because the amount of Canadian dollar cash and cash equivalents, investment, trade and other receivables, or trade payables and accrued liabilities will vary in United States dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in United States dollars, the Company has kept a significant portion of its cash and cash equivalents in United States dollars. The Company has not hedged its exposure to currency fluctuations.

The Company was exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	July 31,	January 31,
	2013	2013
Loans and receivables (1)	$163	$71
Available-for-sale	23	17
Other loans and receivables	67	57
Other financial liabilities (2)	(762)	(268)
	$(509)	$(123)

(1)	Includes cash and cash equivalents.
(2)	Includes trade payables and accrued liabilities.

Based on the above net exposures, as at July 31, 2013, a 10% change in the Canadian / United States exchange rate would have impacted the Company’s loss by approximately $51,000.

PolyMet Mining Corp.
(a development stage company)
Management Discussion and Analysis
For the three and six months ended July 31, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Credit Risk

Credit risk arises on cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding trade and other receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets of $49,881,000.

The Company’s cash and cash equivalents are primarily held through a large Canadian financial institution.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents. See additional discussion in the “Liquidity and Capital Resources” section.

Interest Rate Risk

Interest rate risk arises on cash and cash equivalents, long term debt, and convertible debt and fluctuations in the related interest rates. The Company has not hedged any of its interest rate risk.

The Company was exposed to interest rate risk through the following assets and liabilities:

	July 31,	January 31,
	2013	2013
Loans and receivables (1)	$48,778	$8,088
Other financial liabilities (2)	$35,350	$34,458

(1)	Includes cash and cash equivalents.
(2)	Represents long term debt and convertible debt.

Fair Value Measurements

The Company’s financial assets and liabilities are measured or disclosed at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with level 1 input having the highest priority. The levels and the valuation techniques used to value the Company’s financial assets and liabilities are described below:

Level 1 –	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Investments in marketable securities are valued using quoted market prices in active markets, obtained from securities exchanges. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 –

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 –	Unobservable (supported by little or no market activity) prices.

The fair values of the Company's cash and cash equivalents, and other loans and receivables approximate their carrying amounts. The Company’s available-for-sale investment is valued using quoted market prices in active markets, obtained from securities exchanges and accordingly is Level 1 in the fair value hierarchy.

PolyMet Mining Corp.
(a development stage company)
Management Discussion and Analysis
For the three and six months ended July 31, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

The fair value of the Company's trade payables and accrued liabilities and convertible debt approximate their carrying amounts. The Company’s long term debt is recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest method. The carrying amount of long term debt exceeds the face value by approximately $112,000.

Capital Management

The Company is in discussions with certain parties to provide funding which will enable the Company to execute its business plan. The Company expects to have sufficient funds to complete the environmental review and permitting process, and pre-construction engineering but will require additional funding for construction of the NorthMet Project. Funding for the Project could come from a number of sources and include internal cash flows (for the second stage of the construction), bank project financing and capital market financing. During the upcoming fiscal year, the Company’s objective is to identify the source or sources from which it will obtain the capital required to complete the Project.

The Company has no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, convertible debt and long-term debt. The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to assist in management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors. The budgets are approved by the Company’s Board of Directors.

Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Six months ended July 31,
	2013	(1)	2012	(2)
Salaries and other short-term benefits	$747		$562
Other long-term benefits	30		18
Termination benefits	-		-
Share-based payment (3)	-		1,809

Total	$777		$2,389

(1)

Six months ended July 31, 2013 includes Directors (Jonathan Cherry, David Dreisinger, W. Ian L. Forrest, Alan Hodnik, William Murray, Stephen Rowland, Michael Sill, and Frank Sims) and senior management (Jonathan Cherry, Douglas Newby, Joseph Scipioni, Bradley Moore, Ryan Vogt, and Stephanie Hunter).

(2)

Six months ended July 31, 2012 includes Directors (David Dreisinger, W. Ian L. Forrest, Alan Hodnik, William Murray, Stephen Rowland, Joseph Scipioni, Michael Sill, and Frank Sims) and senior management (Joseph Scipioni, Douglas Newby, Bradley Moore, and Niall Moore).

(3)	Share-based payment represents the fair value determined at grant date to be expensed over the vesting period.

PolyMet Mining Corp.
(a development stage company)
Management Discussion and Analysis
For the three and six months ended July 31, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

There are agreements with key employees (Jonathan Cherry, Douglas Newby, Joseph Scipioni, and Brad Moore) that contain severance provisions for termination without cause or in the event of a take-over bid. None of PolyMet’s other directors has a service contract with the Company providing for benefits upon termination of his employment.

As a result of Glencore’s ownership of 28.6% of the Company it is also a related party. See additional discussion in the “Financing Activities” section above.

Shareholder Rights Plan

The Shareholder Rights Plan (“Rights Plan”) was approved in May 2004 and modified and reapproved by the Company's shareholders in July 2013. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on December 4, 2003. All common shares subsequently issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The Rights Plan expires on the earlier of the date of termination if not confirmed at the upcoming meeting, or the date of termination if not re-confirmed at subsequent meetings. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50.00 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed transactions that will materially affect the performance of the Company.

PolyMet Mining Corp.
(a development stage company)
Management Discussion and Analysis
For the three and six months ended July 31, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS as issued by IASB requires the use of certain critical accounting estimates. These critical accounting estimates require management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates and judgments used in the preparation of these consolidated financial statements are as follows:

(i) Determination of mineral reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s property. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, demand, prices and exchange rates. Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data. In addition, management will form a view of forecast sales prices, based on current and long-term historical average price trends. Changes in the proven and probable reserves estimates may impact the carrying value of property, plant and equipment, restoration provisions, recognition of deferred tax amounts and depreciation, depletion and amortization.

(ii) Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, including mineral property, plant and equipment, and wetland credit intangible are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated at the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount. An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount.

For its mineral property interest the Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining property interests. Internal sources of information the Company considers include indications of economic performance of the asset. No indicators of impairment for its mining property were identified for the six months ended July 31, 2013 or the year ended January 31, 2013.

(iii) Provision for Environmental Rehabilitation Costs

Provisions for environmental rehabilitation costs associated with mineral property, plant and equipment, are recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

PolyMet Mining Corp.
(a development stage company)
Management Discussion and Analysis
For the three and six months ended July 31, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Upon initial recognition of provisions for environmental rehabilitation costs, a corresponding increase to the carrying amount of the related asset is recorded and amortized over the life of the asset. The estimates are based principally on legal and regulatory requirements. Following initial recognition of the environmental rehabilitation provision, the carrying amount of the liability is accreted to its future value over the life of the asset, reduced for actual reclamation payments incurred, adjusted for changes to the current market-based discount rate, and adjusted for changes in the amount and timing of the underlying cash flows needed to settle the obligation.

It is possible that the Company’s estimates of its ultimate environmental rehabilitation liabilities could change as a result of changes in regulations, changes in the extent of environmental rehabilitation required, changes in the means of rehabilitation, changes in the extent of responsibility for the financial liability or changes in cost estimates. The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

The Company’s provision for environmental rehabilitation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability.

Adoption of New or Amended IFRS

On February 1, 2013, the Company adopted the following new or amended accounting standards that were previously issued by the IASB, which did not have a significant impact on the Company’s consolidated financial statements.

IFRS 10 – Consolidation
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013.

IFRS 11 - Joint Arrangements
IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013.

IFRS 12 – Disclosure of Interests in Other Entities
IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

PolyMet Mining Corp.
(a development stage company)
Management Discussion and Analysis
For the three and six months ended July 31, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

IFRS 13 - Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. IFRS 13 is effective for annual periods beginning on or after January 1, 2013.

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine
On October 20, 2011, the IASB issued a new interpretation, IFRIC 20, to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current ‘stripping activity asset’. The standard also provides guidance for the depreciation or amortization and impairment of such assets. IFRIC 20 is effective for reporting years beginning on or after January 1, 2013, although earlier application is permitted.

IAS 1 – Presentation of Items of Other Comprehensive Income
The amendments of IAS 1 change the grouping of items presented in other comprehensive income. Items that could be reclassified (or ‘recycled’) to net earnings at a future point in time would be presented separately from items that will never be reclassified. The amendment becomes effective for annual periods beginning on or after July 1, 2012.

Future Accounting Changes

The Company anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements and are therefore not discussed below:

IFRS 9 – Financial instruments - classification and measurement
This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss. Requirements for financial liabilities were added to IFRS 9 in October 2010. Most of the requirements for financial liabilities were carried forward unchanged from IAS 39. However, some changes were made to the fair value option for financial liabilities to address the issue of own credit risk. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements, including the applicability of early adoption.

PolyMet Mining Corp.
(a development stage company)
Management Discussion and Analysis
For the three and six months ended July 31, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Other MD&A Requirements

Outstanding Share Data

Authorized Capital: Unlimited common shares without par value.

Issued and outstanding: 274,961,074 common shares as at September 6, 2013.

Outstanding options, warrants and convertible securities as at September 6, 2013:

Type of Security	Number **	Exercise Price (US$) **	Expiry Date
Share options	1,190,000	1.1238*	September 19, 2015
Share options	200,000	0.9915*	October 24, 2015
Share options	125,000	0.9503*	December 5, 2015
Common share warrants	6,458,001	(Note 1) 1.3007	December 31, 2015
Common share warrants	1,249,315	(Note 2) 1.3007	December 31, 2015
Share options	1,950,000	2.2805*	March 20, 2016
Share options	250,000	1.0232	April 1, 2016
Share options	325,000	2.4541*	June 19, 2016
Common share warrants	461,286	(Note 3) 2.1678	June 20, 2016
Share options	300,000	3.1564*	September 1, 2016
Share options	525,000	2.7267*	January 5, 2017
Share options	1,250,000	2.5926	February 13, 2017
Share options	250,000	2.5319	March 12, 2017
Share options	50,000	2.5059	March 23, 2017
Share options	360,000	2.6013	September 4, 2017
Share options	205,000	2.6447	December 12, 2017
Share options	70,000	2.6273	January 11, 2018
Share options	100,000	2.4886	January 31, 2018
Share options	500,000	2.3585	February 15, 2018
Share options	100,000	3.3990	June 2, 2018
Share options	175,000	2.7921	July 30, 2018
Share options	585,000	0.7110	January 30, 2019
Share options	910,000	0.7110	February 17, 2019
Share options	115,000	2.3152	October 15, 2019
Share options	60,000	3.0695	January 8, 2020
Share options	300,000	1.8816	January 25, 2021
Share options	750,000	1.7689	March 10, 2021
Share options	1,150,000	1.0318	March 8, 2022
Share options	100,000	1.0058	April 2, 2022
Share options	2,500,000	0.7613	June 21, 2022
Share options	125,000	0.7240	July 9, 2022
Share options	150,000	0.8237	July 11, 2022
Share options	50,000	0.8671	July 25, 2022
Share options	300,000	0.7977	January 7, 2023
Share options	100,000	0.9972	April 3, 2023

* For information purposes, those share options granted with an exercise price in Canadian dollars (“CDN”) have been translated to the Company’s reporting currency using the exchange rate as at September 6, 2013 of 1.00 US$ = 1.0494 CDN$.

PolyMet Mining Corp.
(a development stage company)
Management Discussion and Analysis
For the three and six months ended July 31, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

** Effective July 5, 2013, the Company increased the number of common shares issuable and reduced the exercise price of all warrants that were outstanding prior to the Rights Offering and reduced the exercise price of all options that were outstanding prior to the Rights Offering, to reflect the dilutive effect of the 91.6 million common shares that were issued at $0.66 per share in connection with the Rights Offering.

Note 1:

Each warrant entitles the holder to purchase one common share of PolyMet at $1.3007 and expires on December 31, 2015, subject to mandatory exercise if the 20-day volume weighted average price ("VWAP") of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to the holder that it has received permits necessary to start construction of the NorthMet Project and availability of senior construction finance, in a form reasonably acceptable to the holder. Following satisfaction of the conditions for mandatory exercise, if the holder does not elect to exercise these warrants, the warrants will expire.

Note 2:

Each warrant entitles the holder to purchase one common share of PolyMet at $1.3007 and expires on December 31, 2015, subject to mandatory exercise if the 20-day volume weighted average price ("VWAP") of PolyMet shares is equal to or greater than $3.00 and PolyMet provides notice to the holder that it has received permits necessary to start construction of the NorthMet Project. Following satisfaction of the conditions for mandatory exercise, if the holder does not elect to exercise these warrants, the warrants will expire.

Note 3:

Each warrant entitles the holder to purchase one common share of PolyMet at $2.1678 and expires on the earlier of June 20, 2016 and one year after the Company receives its permits for the NorthMet Project.

The Omnibus Share Compensation Plan (“Omnibus Plan”) was created to align the interests of the Company’s employees, directors, officers and consultants with those of shareholders. Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company’s shareholders’ on June 27, 2007, modified and further ratified and reconfirmed by the Company’s shareholders most recently on July 10, 2012. The Omnibus Plan restricts the award of share options, restricted shares, and bonus shares to 10% of the common shares issued and outstanding on the grant date, excluding 2,500,000 common shares pursuant to an exemption approved by the Toronto Stock Exchange.

Risks and Uncertainties

An investment in the Company’s common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described in PolyMet’s Form 20-F/Annual Information Form for the year ended January 31, 2013 on file with the SEC and Canadian securities regulators and other information filed with the Canadian and United States securities regulators before investing in the Company’s common shares. The risks described in PolyMet’s Form 20-F/Annual Information Form are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company’s business. If any of the risks described in PolyMet’s Form 20-F/Annual Information Form for the year ended January 31, 2013 occur, the Company’s business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

PolyMet Mining Corp.
(a development stage company)
Management Discussion and Analysis
For the three and six months ended July 31, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, including providing reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure. Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and15d-15(e) of the US Exchange Act and the rules of Canadian Securities Administration, as at January 31, 2013. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective at January 31, 2013.

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Management’s report on internal control over financial reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the three month period ended July 31, 2013 that have materially affected, or are reasonably likely to material affect, its internal control over financial reporting.

Additional Information

Additional information related to the Company is available for view on SEDAR and EDGAR, respectively, at www.sedar.com and at www.sec.gov, and at the Company’s website www.polymetmining.com.